Exhibit 99.1

NEWS RELEASE

ALLIED GOLD ANNOUNCES OVERNIGHT MARKETED OFFERING

TORONTO, ON – October 15, 2025 – Allied Gold Corporation (TSX: AAUC, NYSE: AAUC) ("Allied" or the "Company") announces an overnight marketed offering (the “Offering”) of common shares of the Company (the “Shares”) to be offered by way of a short form prospectus supplement to be filed in all of the provinces of Canada pursuant to the Company’s base shelf prospectus dated October 1, 2024 (the “Base Shelf Prospectus”).

The Offering is expected to be completed pursuant to an underwriting agreement (the “Underwriting Agreement”) to be entered into between the Company and a syndicate of underwriters (the “Underwriters”). The size and pricing of the Offering will be determined in the context of the market. The Company will grant the Underwriters an over-allotment option (the “Over-Allotment Option”) exercisable, in whole or in part, at the sole discretion of the Underwriters, to purchase up to an additional 15% of the number of Shares sold in the Offering for up to 30 days from and including the closing date of the Offering, on the same terms and conditions as the Offering for market stabilization purposes and to cover any over-allotments.

The Company intends to use the net proceeds of the Offering to i) fund its optimization and growth initiatives particularly to accelerate development of infrastructure for the next phase of expansion at Sadiola which includes improvements in processing capacity and acceleration of the implementation of certain components of the recently announced energy program, ii) modify the plant under development at Kurmuk to increase average processing capacity for higher levels of production, iii) begin the transition to owner mining at one or more operations, and iv) general corporate purposes to take advantage of corporate and asset-based opportunities which may arise from time to time.

The Company considers that pursuing some or all of these initiatives at this time improves efficiency, productivity and profitability. With respect to corporate and asset-based opportunities, these would mostly be cash flow generating in respect of which the Company prefers to use available cash rather than shares as much as possible. Any unused proceeds will be allocated to general corporate purposes.

The Offering will be made by way of a final prospectus supplement (the "Prospectus Supplement") to be filed in each of the provinces of Canada, and may be offered in the United States on a private placement basis by way of a confidential offering memorandum pursuant to certain exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and applicable state securities laws, and on a private placement basis in certain other jurisdictions outside of Canada and the United States pursuant to applicable prospectus exemptions. Such documents contain important information about the Offering. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Shares in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Upon determination of the size and pricing of the Offering and the signing of the Underwriting Agreement, the Prospectus Supplement will be filed and available on SEDAR+ at www.sedarplus.ca. Alternatively, the Prospectus Supplement and the accompanying Base Shelf Prospectus may be obtained free of charge upon request by contacting the Chief Legal Officer and Corporate Secretary of Allied Gold Corporation at Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, Ontario M5J 2J3, telephone 416-363-4435, or by email at ir@alliedgold.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the Shares in the United States. The Shares have not been and will not be registered under the U.S. Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act.

The closing of the Offering is expected to occur on or about October 24, 2025, and will be subject to the completion of formal documentation and the receipt of all necessary regulatory approvals, including approval from the Toronto Stock Exchange and the New York Stock Exchange.

About Allied Gold Corporation

Allied is a Canadian-based gold producer with a significant growth profile and mineral endowment, operating a portfolio of three producing assets and development projects located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and a proven track record of creating value, Allied is progressing through exploration, construction, and operational enhancements to become a mid-tier, next-generation gold producer in Africa and ultimately a leading senior global gold producer.

For further information, please contact:

Allied Gold Corporation

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, Ontario M5J 2J3 Canada

Email: ir@alliedgold.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

This press release contains "forward-looking information" under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company's strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as "plan", "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words or negative versions thereof, or statements that certain events or conditions "may", "will", "should", "would" or "could" occur. Forward-looking information included in this press release includes, without limitation, statements with respect to information concerning the Offering, including the jurisdictions in which the Shares will be offered, the anticipated offering size, the entering into of the Underwriting Agreement, the completion of the Offering on the timeline indicated, or at all; the anticipated use of the net proceeds from the Offering; the exercise of the Over-Allotment Option, the receipt of all necessary approvals, the use of proceeds from the Offering; and the Company’s goals to become a mid-tier, next-generation gold producer in Africa and ultimately a leading senior global gold producer. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the state of the financial markets and their impact on the ability of the Company to market the Offering overnight and/or rise the gross proceeds currently anticipated by the Company; a necessary re-allocation of proceeds from the Offering based on prudent business; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; risks related to the Company’s expansion and optimization plans referred to herein not being met within the timeframe anticipated, or at all; counterparty, credit, liquidity and interest rate risks and access to financing; risks related to the Company’s current alternative financing initiatives not being met within the timeframes anticipated, or at all; health, safety and environmental risks and hazards to which the Company's operations are subject; the Company's ability to maintain or increase present level of gold production; risks related to dependence on products produced from the Company’s key mining assets; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company's ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company's future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company's operations; reliance on the Company's existing infrastructure and supply chains at the Company's operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company's operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company's compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company's ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); risks related to the Company's investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company's results of operations and market price of common shares; risks associated with financial projections; force majeure events; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company's dependence on key management personnel and executives; vulnerability of information systems including cyber attacks; as well as those factors discussed in the section entitled “Economic Trends, Business Risks and Uncertainties” in the Company’s interim management’s discussion and analysis for the three and six months ended June 30, 2025 and the section entitled “Risk Factors” in the Company’s annual information form for the year ended December 31, 2024, both of which are available at www.sedarplus.ca and are included in the Company’s filings with the SEC at www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's plans in connection with the proposed Offering and may not be appropriate for other purposes.